UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SANTANDER UK PLC

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2019 Annual General Meeting (“AGM”) of the Company will be held at 2 Triton Square, Regent’s Place, London, NW1 3AN on 2 May 2019 at 10.00 a.m. to consider and, if thought fit, to pass the resolutions set out below:

Ordinary Resolutions

1.	To receive the Company’s Annual Report and Accounts for the year ended 31 December 2018, including the Strategic Report and the reports of the Directors and the Company’s auditors.

2.	To approve the Directors’ Remuneration Report (excluding the Remuneration Policy as set out on pages 43 to 44) contained within the Company’s Annual Report and Accounts for the year ended 31 December 2018.

3.	To approve the Directors’ Remuneration Policy as set out on pages 43 to 44 of the Directors’ Remuneration Report contained within the Company’s Annual Report and Accounts for the year ended 31 December 2018.

4.	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.

5.	To authorise the Directors to determine the auditors remuneration.

6.	THAT in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at the time at which this resolution is passed or at any time during the period for which this resolution has effect, are authorised to:

(a)	make political donations to political parties and/or independent election candidates in aggregate not exceeding £150,000 in total;

(b)	make political donations to political organisations other than political parties in aggregate not exceeding £150,000 in total; and

(c)	incur political expenditure in aggregate not exceeding £150,000 in total,

during the period beginning with the date of the passing of this resolution and ending on the conclusion of the next Annual General Meeting of the Company. For the purpose of this resolution, the terms “political donation” and “political expenditure” have the meanings as set out in sections 363 to 365 of the Companies Act 2006.

Special Resolutions

7.	THAT the Company be authorised, without conditions, to buy back its own 8⅝% preference shares. The following terms apply:

(a)	The Company may buy back up to 125,000,000 8⅝% preference shares;

(b)	The lowest price which the Company can pay for 8⅝% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 8⅝% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8⅝% preference shares even though the purchase may be completed after this authorisation ends.

8.	THAT the Company be authorised, without conditions, to buy back its own 10⅜% preference shares. The following terms apply:

(a)       The Company may buy up to 200,000,000 10⅜% preference shares;

(b)	The lowest price which the Company can pay for 10⅜% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 10⅜% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10⅜% preference shares even though the purchase may be completed after this authorisation ends.

9.	THAT the Company be authorised, without conditions, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares. The following terms apply:

(a)	The Company may buy up to 13,780 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares;

(b)	The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorisation ends.

10.	THAT the Articles of Association be amended so that the text of sub-article 13.2 is deleted and the following text is inserted in its place:

“Subject to article 13.3, the quorum for directors’ meetings may be fixed from time to time by a decision of the directors, but (subject to article 13.3) it must never be less than two, and unless otherwise fixed it is two, of which at least one is an Independent Non-Executive Director.”

11.	THAT the Articles of Association of the Company be amended by inserting a new Article 27 as follows:

“RETIREMENT OF DIRECTORS BY ROTATION

At each annual general meeting of the Company every Director shall retire from office. A retiring Director may offer himself or herself for re-appointment by the members and a Director that is so re-appointed will be treated as continuing in office without a break.”

The existing Articles of Association shall be renumbered accordingly.

Date: 30 April 2019

By Order of the Board

______________________

Gavin White

Company Secretary

Registered Office:

2 Triton Square

Regent’s Place

London NW1 3AN

Registered in England and Wales No. 2294747

Notes:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his or her behalf. A proxy need not also be a member. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights to a different share or shares held by the member.

To be effective the proxy appointment must be completed in accordance with the instructions and received by the Company no later than 48 hours before the time for which the meeting is convened.

Holders of the Company’s preference shares have no entitlement to receive notice of, attend or vote at the meeting.

NOTES TO RESOLUTIONS

Resolution 1

Under section 437 of the Companies Act 2006, the directors are required to present the Company’s Annual Report and Accounts for the year ended 31 December 2018 to a general meeting.

Resolution 2

Under section 439 of the Companies Act 2006, the Company is required to ask shareholders to vote on the Directors’ Remuneration Report for the year ended 31 December 2018.

Resolution 3

Under the section 439A of the Companies Act 2006 the Company is required to ask shareholders to vote on the Remuneration Policy. The Remuneration Policy is set out on pages 43 to 44 of the Directors’ Remuneration Report contained in the Annual Report and Accounts for the year ended 31 December 2018. The policy must be put to a shareholder vote and approved at least once every three years, unless during that time the policy needs to be changed.

Once approved, the Company will be able to make a remuneration payment to a current or prospective director if that payment is either consistent with the remuneration policy or, if it is not consistent with the remuneration policy, is approved by a shareholder resolution. The vote is binding meaning payments under the policy cannot be made until it has been approved by shareholders and, as a result, the policy will take effect from the passing of this resolution.

Resolution 4

To formally appoint the PricewaterhouseCoopers LLP as auditors of the Company to hold office with effect from the end of the meeting.

Resolution 5

Section 492 of the Companies Act 2006 requires the auditors’ remuneration to be fixed by the Company’s shareholders by ordinary resolution or in such a manner as the Company’s shareholders may determine.

Resolution 6

Our policy is not to make donations to political parties or election candidates and the resolution is not designed to allow us to do so, it is merely as a precaution in case the legislation is inadvertently contravened. It is also implicit within our Corporate Governance Framework that political donations require shareholder approval and we are not aware of any instances occurring to date that would require such an approval (and do not expect there to be any).

In accordance with section 366 of the Companies Act 2006, the directors have decided to continue to seek shareholder authority for political donations and political expenditure in case activities of the Company or its subsidiaries are unintentionally caught by this legislation

Resolution 7

This resolution renews the authority given at the last AGM. Pursuant to Article 4.5 of the Company’s Articles of Association, it allows the Company to buy back its 8⅝% preference shares.

Resolution 8

This resolution renews the authority given at the last AGM. Pursuant to Article 4.5 of the Company’s Articles of Association, it allows the Company buy back its 10⅜% preference shares.

Resolution 9

This resolution renews the authority given at the last AGM. Pursuant to Article 4.5 of the Company’s Articles of Association, it allows the Company to buy back its Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares.

Resolution 10

To amend the quorum requirements for directors’ meetings to ensure that the quorum includes an Independent Non-Executive Director.

Resolution 11

To ensure all Directors retire by rotation on an annual basis, in accordance with Provision 18 of the UK Corporate Governance Code 2018 which recommends that all directors of listed companies be subject to annual re-election by shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 2 May 2019	By / s / Gavin White
Gavin White
Company Secretary